Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES ELECTION OF DIRECTORS

Toronto, ON – May 8, 2015… Denison Mines Corp. ("Denison" or the "Company") (TSX:DML)(NYSE MKT:DNN) announced that the nominees listed in the management proxy circular for the 2015 Annual Meeting of Shareholders ("Annual Meeting") were elected as directors of the Company. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John H. Craig	114,228,835	79.5	29,519,459	20.5
W. Robert Dengler	142,218,810	98.94	1,529,484	1.06
Brian D. Edgar	114,216,795	79.46	29,531,499	20.54
Ron F. Hochstein	142,240,820	98.95	1,507,474	1.05
Lukas H. Lundin	111,535,663	77.59	32,212,631	22.41
Joo Soo Park	142,083,223	98.84	1,665,071	1.16
William A. Rand	142,191,533	98.92	1,556,761	1.08
Catherine Stefan	142,102,027	98.89	1,589,267	1.11

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which is comprised of several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities and which is currently processing ore from the Cigar Lake mine under a toll milling agreement. Other Saskatchewan assets include a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979 – 1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations